================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                              --------------------
                                    FORM 11-K

(Mark One)

[x]      Annual Report pursuant to Section 15(d) of the Securities Exchange of
         1934


                   For the fiscal year ended December 31, 2001


                                       OR


[ ] Transition Report pursuant to Section 15(d) of the Securities Exchange Act of 1934 [No Fee Required]


                 For the transition period from ______ to_______


                         Commission File Number 1-11416


         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


                  Consumer Portfolio Services, Inc. 401(k) Plan


         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                        Consumer Portfolio Services, Inc.
                            16355 Laguna Canyon Road
                                Irvine, CA 92618

================================================================================

                              REQUIRED INFORMATION


I.       Financial Statements.

         Financial statements and schedule prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, together with independent auditors' report thereon, are filed herewith.


II.      Exhibits:

         A Consent of Independent Auditors is filed herewith as Exhibit 23.1.



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.


                         Consumer Portfolio Services, Inc. 401(k)Plan

Date:  June 27, 2002     By: /s/ DORIS F. WARREN
                         Doris F. Warren
                         Member, Administrative Committee

                  CONSUMER PORTFOLIO SERVICES, INC. 401(k) PLAN

                 Financial Statements and Supplemental Schedule

                           December 31, 2001 and 2000

                   (With Independent Auditors' Report Thereon)

                  CONSUMER PORTFOLIO SERVICES, INC. 401(k) PLAN



             INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE




                                                                            PAGE

Independent Auditors' Report                                                 1

Statements of Net Assets Available for Benefits -
     December 31, 2001 and 2000                                              2

Statements of Changes in Net Assets Available for Benefits -
     Years ended December 31, 2001 and 2000                                  3

Notes to Financial Statements                                                4

SCHEDULE

Schedule H, Line 4i - Schedule of Assets (Held at End of Year) -
     December 31, 2001                                                      10



All schedules omitted are not applicable or are not required based on disclosure requirements of the Employee Retirement Income Security Act of 1974 and regulations issued by the Department of Labor.

                          INDEPENDENT AUDITORS' REPORT



The Administrator
Consumer Portfolio Services, Inc. 401(k) Plan:


We have audited the accompanying statements of net assets available for benefits of the Consumer Portfolio Services, Inc. 401(k) Plan (the Plan) as of December 31, 2001 and 2000 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000 and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, schedule H, line 4i - schedule of assets (held at end of year) as of December 31, 2001 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.


/s/ KPMG LLP


Orange County, California
June 14, 2002

                  CONSUMER PORTFOLIO SERVICES, INC. 401(k) PLAN

                 Statements of Net Assets Available for Benefits

                           December 31, 2001 and 2000



                                                           2001          2000
                                                        -----------  -----------
Investments, at fair value:
     Money market fund                                  $   32,316       60,366
     Guaranteed interest account                           325,238      174,395
     Mutual funds                                        2,149,606    2,305,506
     Consumer Portfolio Services, Inc. common stock        557,726      567,839
     Participant loans                                     135,166      157,676
                                                        -----------  -----------
                                                         3,200,052    3,265,782
Receivables - proceeds from demutualization                 15,135           --
                                                        -----------  -----------
                 Net assets available for benefits      $3,215,187    3,265,782
                                                        ===========  ===========





See accompanying notes to financial statements.

                  CONSUMER PORTFOLIO SERVICES, INC. 401(k) PLAN

           Statements of Changes in Net Assets Available for Benefits

                     Years ended December 31, 2001 and 2000



                                                         2001           2000
                                                     ------------   ------------
Additions (reduction) to net assets attributed to:
     Interest                                        $    28,659         21,976
     Dividends                                            29,232        170,611
     Proceeds from demutualization (note 5)               15,135             --
     Net depreciation in fair value of investments      (450,367)      (509,760)
                                                     ------------   ------------
                                                        (377,341)      (317,173)
     Less investment expenses                             (6,707)       (10,060)
                                                     ------------   ------------
                                                        (384,048)      (327,233)
     Contributions:
        Employer                                              --        136,666
        Employees                                        812,807        880,967
        Employees' individual rollover                     4,028          8,189
                                                     ------------   ------------
                 Total additions                         432,787        698,589
Deductions from net assets attributed to:
     Benefits paid to participants                       483,382        470,879
                                                     ------------   ------------
                 Net (decrease) increase                 (50,595)       227,710
Net assets available for benefits:
     Beginning of year                                 3,265,782      3,038,072
                                                     ------------   ------------
     End of year                                     $ 3,215,187      3,265,782
                                                     ============   ============



See accompanying notes to financial statements.

                  CONSUMER PORTFOLIO SERVICES, INC. 401(k) PLAN

                          Notes to Financial Statements

                           December 31, 2001 and 2000


(1)    DESCRIPTION OF THE PLAN

       (a)    GENERAL

              The Consumer Portfolio Services, Inc. (the Plan Sponsor or CPS) 401(k) Plan (the Plan) was established as a profit sharing plan with a cash or deferred arrangement on January 1, 1994. The Plan was restated as of January 1, 1996 to permit investment in the Plan Sponsor's common stock without regard to Section 407(a) of ERISA. The following description provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

              The Plan is a defined contribution plan which provides retirement benefits for eligible employees of the Plan Sponsor. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

       (b)    ADMINISTRATION OF THE PLAN

              The Plan is administered by the Human Resources Department (the Plan Administrator) of the Plan Sponsor. The Plan Administrator consults with the Board of Directors and other key management of the Plan Sponsor when managing the operations and the administration of the Plan. The Plan is administered under an agreement which requires that Prudential Investments Retirement Services (Prudential), custodian and recordkeeper, holds, administers, and distributes the funds of the Plan in accordance with the text of the Plan and the instructions of the Plan Administrator or its designees.

       (c)    CONTRIBUTIONS

              All employees of the Plan Sponsor are eligible to participate in the Plan after they have completed 90 days of service. Each year participants may contribute up to 15% of their compensation. Contributions are subject to certain limitations as defined in the Plan. Participants may roll over into the Plan amounts representing distributions from other qualified plans.

              The Plan Sponsor may make a discretionary matching contribution equal to 100% of the participant's pretax contributions not to exceed $600 for the Plan year. Discretionary matching contributions shall be made in the form of the Plan Sponsor's common stock; however, no discretionary contributions were made in 2001. The Plan Sponsor determined and made a discretionary contribution in the first quarter of 2000.

       (d)    PARTICIPANT ACCOUNTS

              Each participant's account is credited with the participant's contributions, allocations of the Plan Sponsor's matching contributions and investment earnings and charged with an allocation of expenses and investment losses. Allocations are based on participant earnings or account balances, as defined. Forfeitures are reallocated to other Plan participants who contributed to the Plan in the Plan year of allocation. Reallocations shall be made on a pro rata basis, based on each participant's pretax contributions for the Plan year. For the years ended December 31, 2001 and 2000 participant forfeitures totaled $57,438 and $27,236, respectively.



                                       4                             (Continued)

                  CONSUMER PORTFOLIO SERVICES, INC. 401(k) PLAN

                          Notes to Financial Statements

                           December 31, 2001 and 2000


       (e)    VESTING

              Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Plan Sponsor's matching contributions plus actual earnings thereon is based on years of continuous service. A participant vests at the rate of 20% after two years of credited service and 20% each year thereafter until 100% is reached after six years of credited service. Participants are also fully vested at death, retirement, and upon termination for disability.

       (f)    INVESTMENT OPTIONS

              Employer contributions are invested in the Plan Sponsor's common stock. Participant contributions may be invested at the participant's direction into the following options:CPS Stock Fund
              - The investment allows Plan participants to invest in CPS stock.

              Fidelity Advisor Growth Opportunities Fund - The fund normally invests at least 65% of assets in equity securities of companies that management of the fund believes have long-term growth potential. It may also purchase fixed income securities. The fund may invest without limit in foreign securities.

              Franklin U.S. Government Securities Fund - The fund invests in U.S. government obligations such as U.S. Treasury Securities and obligations issued by instrumentalities of the U.S. government, especially obligations of the Government National Mortgage Association.

              MFS Capital Opportunities Fund - The fund invests primarily in common stocks. It may also hold fixed income securities, but it may not invest more than 25% of assets in debt rated below BBB. The fund may invest up to 50% of assets in foreign securities that are not traded on a U.S. exchange, including emerging markets issues; it may also invest in American Deposit Receipts.

              MFS Total Return Fund - The fund generally maintains 40% to 75% of assets in equity securities. It typically invests that balance in debt securities, including up to 20% of assets in debt rated below BBB. The fund may invest in foreign securities, including Brady Bonds.

              PIMCO Growth Fund - The fund invests primarily in common stocks but it may also invest in convertible securities, U.S. government debt, preferred stocks, and money market instruments. It may invest without limit in foreign securities traded on domestic exchanges, and up to 15% of assets in foreign securities traded principally outside the U.S.

              PIMCO Innovation Fund - The fund normally invests at least 65% of its assets in common stock of companies which utilize new, creative, or innovative technologies to gain a strategic competitive advantage in their industry, as well as companies that provide and service these technologies. The fund may also invest in other securities including preferred stock and convertible securities of smaller capitalization companies and in foreign securities, except that it may invest without limit in ADRs.

              Prudential Guaranteed Interest Account - The goal of the Guaranteed Interest Account is to provide stable, competitive interest rates based on current market conditions.


                                       5                             (Continued)

                  CONSUMER PORTFOLIO SERVICES, INC. 401(k) PLAN

                          Notes to Financial Statements

                           December 31, 2001 and 2000


              Prudential High Yield Fund - The fund normally invests at least 80% of assets in fixed income securities rated below A, but no lower than B. The average weighted maturity generally ranges between 7 and 12 years. The fund may invest up to 20% of assets in U.S. dollar denominated foreign debt securities and up to 10% of assets in foreign currency denominated debts securities.

              Prudential Stock Index Fund - The fund seeks to replicate the performance of the S&P 500 stock index.

              Prudential Utility Fund - Seeks current income and capital appreciation through investment in utility company stocks, including electric, gas, telephone, and cable companies.

              Prudential Global Growth Fund - Seeks long-term capital appreciation with income as a secondary objective. The fund invests primarily in domestic and foreign common stocks. The fund typically maintains investments in at least four countries, including the United States, but may invest up to 65% of assets in any one country.

       (g)    PARTICIPANTS LOANS

              Participants may borrow from their fund accounts. Loan transactions are treated as a transfer to (from) the investment funds. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined by the Plan Administrator. Loans are limited to the lesser of $50,000 reduced by the highest outstanding loan balance during the preceding 12 months or 50% of the participant's vested account balance. Principal and interest are paid ratably through payroll deductions.

              Participant loans are included in the statements of net assets available for plan benefits at their outstanding balances, which approximate fair value of the notes. The notes are payable through payroll deductions in installments of principal plus interest at rates of 8.00% - 11.50%, with final payments due between January 2002 and October 2006, and are secured by the participants' vested account balances.

       (h)    PAYMENTS OF BENEFITS

              Upon termination of service, a participant may elect to receive either a single lump sum payment in cash equal to the value of the vested interest in his or her account, or a series of substantially equal annual or more frequent installments over a period not to exceed the participant's life expectancy. Benefits are recorded when paid.

       (i)    PLAN TERMINATION

              Although they have not expressed any intent to do so, the Plan Sponsor has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.


                                       6                             (Continued)

                  CONSUMER PORTFOLIO SERVICES, INC. 401(k) PLAN

                          Notes to Financial Statements

                           December 31, 2001 and 2000


(2)    SIGNIFICANT ACCOUNTING POLICIES

       (a)    BASIS OF ACCOUNTING

              The financial statements of the Plan have been prepared on the accrual basis of accounting.

       (b)    INVESTMENTS

              Publicly traded securities are carried at fair value based on the published market quotations. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end. The guaranteed investment contract is valued at fair value adjusted for changes in investment value plus credited interest. Participant loans are valued at their outstanding balances, which approximates fair value. Purchases and sales of investments are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

       (c)    ADMINISTRATIVE EXPENSES

              All administrative costs of the Plan are paid by the Plan Sponsor.

       (d)    USE OF ESTIMATES

              The Plan Administrator has made a number of estimates and assumptions relating to the reporting of assets and liabilities to prepare these financial statements in conformity with accounting principles generally accepted in the United States of America. Accordingly, actual results may differ from those estimates.

(3)    INVESTMENTS

       The fair value of investments that represent 5% or more of the Plan's net assets consisted of:

                                                            2001         2000
                                                         ----------   ----------
      Investment:
          CPS Stock Fund*                                $  557,726      567,839
          Fidelity Advisor Growth Opportunities Fund        410,708      442,703
          Franklin U.S. Government Securities Fund          176,609      180,361
          MFS Capital Opportunities Fund                    319,322      374,958
          MFS Total Return Fund                             162,450           --
          PIMCO Growth Fund                                 287,983      292,998
          Prudential Stock Index Fund                       506,813      577,542
          Prudential Guaranteed Interest Account            325,238      174,395
          Other investments individually less than 5%       453,203      654,986
                                                         ----------   ----------

                                                         $3,200,052    3,265,782
                                                         ==========   ==========

       *Includes both participant and nonparticipant directed investments

                                       7                             (Continued)

                  CONSUMER PORTFOLIO SERVICES, INC. 401(k) PLAN

                          Notes to Financial Statements

                           December 31, 2001 and 2000


       During 2001 and 2000, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $450,367 and $509,760, respectively, as follows:

                                                  2001           2000
                                              ------------   ------------
               Investment:
                   Mutual funds               $  (402,042)      (270,981)
                   CPS common stock               (48,325)      (238,779)
                                              ------------   ------------

                                              $  (450,367)      (509,760)
                                              ============   ============



(4)    NONPARTICIPANT-DIRECTED INVESTMENT

       Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

                                                 2001            2000
                                              ------------   ------------

               Investment:
                 CPS common stock             $   557,726        567,839


                                                              YEAR ENDED
                                                           DECEMBER 31, 2001
                                                             ------------

               Changes in net assets:
                 Contributions                               $   118,032
                 Net depreciation                                (48,325)
               Benefits paid to participants                     (33,054)
               Transfers to participant-directed investments     (46,766)
                                                             ------------
                                                             $   (10,113)
                                                             ============

(5)    DEMUTUALIZATION OF THE PRUDENTIAL INSURANCE COMPANY OF AMERICA

       On December 18, 2001 The Prudential Insurance Company of America (Prudential Insurance) converted from a mutual life insurance company owned by its policyholders to a stock life insurance company and became an indirect, wholly owned subsidiary of Prudential Financial, Inc (Prudential Financial). As part of the conversion, the Plan received 456 shares of Prudential Financial's common stock. The shares received by the Plan represent the compensation to which the Plan was entitled under Prudential Insurance's demutualization plan which was approved by the state of New Jersey on October 15, 2001.

(6)    TAX STATUS

       The Internal Revenue Service has determined and informed the Plan Sponsor by a letter dated February 7, 1996, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.


                                       8                             (Continued)

                  CONSUMER PORTFOLIO SERVICES, INC. 401(k) PLAN

                          Notes to Financial Statements

                           December 31, 2001 and 2000


(7)    RELATED PARTY TRANSACTIONS

       Certain Plan investments are shares of mutual funds managed by Prudential Investments Fund Management, an affiliate of Prudential Investments Retirement Services. Therefore, these transactions qualify as party-in-interest transactions. Fees for the investment management services are paid out of Plan assets. In addition, the Plan held 407,099 and 395,018 shares of common stock of Consumer Portfolio Services, Inc. at December 31, 2001 and 2000, respectively.



                                                                        SCHEDULE

                                      CONSUMER PORTFOLIO SERVICES, INC. 401(k) PLAN
                             Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
                                                    December 31, 2001


                                          DESCRIPTION OF INVESTMENT,
       IDENTITY OF ISSUER,                  INCLUDING MATURITY DATE,
       BORROWER, LESSOR, OR              RATE OF INTEREST, COLLATERAL,
          SIMILAR PARTY                      PAR, OR MATURITY VALUE                   COST             CURRENT VALUE
    ---------------------------     -----------------------------------------   ------------------   ------------------
*   Consumer Portfolio
       Services, Inc.            +  407,099 shares common stock                 $      792,347              557,726
*   Prudential Investments          Prudential Guaranteed Interest
                                       Account, 325,238 units                                               325,238
    Franklin Advisors               Franklin U.S. Government Securities
                                       Fund, 25,858 units                                                   176,609
    Fidelity Management
       and Research                 Fidelity Advisors Growth
                                       Opportunities Fund, 14,281 units                                     410,708
    MFS Investment Management       MFS Capital Opportunities Fund,
                                       23,777 units                                                         319,322
    MFS Investment Management       MFS Total Return Fund, 11,219 units                                     162,450
    PIMCO Advisors                  PIMCO Growth Fund, 13,314 units                                         287,983
    PIMCO Advisors                  PIMCO Innovation Fund, 2,222 units                                       50,242
*   Prudential Investments          Prudential High Yield Fund,
                                       5,473 units                                                           30,483
*   Prudential Investments          Prudential Stock Index Fund,
                                       19,836 units                                                         506,813
*   Prudential Investments          Prudential Utility Fund, 6,731 units                                     65,629
*   Prudential Investments          Prudential Global Growth Fund,
                                       10,447 units                                                         139,367
*   Prudential Investments          Prudential Government Securities
                                       Money Market, 32,316 units                                            32,316
*   Participant loans               Participant loans; interest rate
                                       between 8.00% and 11.50%;
                                       maturing between January 2002
                                       and October 2006                                                     135,166
                                                                                                     ------------------
                                                                                                     $    3,200,052
                                                                                                     ==================
* Denotes a party in interest.
+ Includes both participant and nonparticipant directed investments.

See accompanying independent auditors' report.



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